

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2020

David J. Gladstone
Chairman & Chief Executive Officer
Gladstone Commercial Corporation
1521 Westbranch Drive, Suite 100
McLean, Virginia 22102

   Re: Gladstone Commercial Corporation
    Registration Statement on Form S-3
    Filed January 29, 2020
    File No. 333-236143

Dear Mr. Gladstone :

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ruairi Regan at (202) 551-3269 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Lori B. Morgan, Esq.